# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STEEL PARTNERS HOLDINGS L.P., CIK 0001452857
CUSIP: 85814R107
Title of class of securities: Common Units, no par value
Address of issuer's principal executive offices: 590 MADISON AVENUE, 32ND FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 03/07/2025
Amends the filing with accession number 0000921895-12-000778
Filed by CIK 0001504325
Persons authorized to receive notices and communications: WARREN G. LICHTENSTEIN, Steel Partners, Ltd., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, (212) 520-2300

## Reporting persons
- WGL Capital LLC (CIK 0001547324): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); source of funds: other (OO); sole voting power 0; shared voting power 1,485,000; sole dispositive power 0; shared dispositive power 1,485,000; aggregate amount beneficially owned 1,485,000 (7.8% of the class)
- Steel Partners, Ltd. (CIK 0001504325): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 6,764,428; sole dispositive power 0; shared dispositive power 6,764,428; aggregate amount beneficially owned 6,764,428 (35.3% of the class)
- SPH SPV-I LLC (CIK 0001606923): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,082,710; sole dispositive power 0; shared dispositive power 2,082,710; aggregate amount beneficially owned 2,082,710 (10.9% of the class)
- LICHTENSTEIN WARREN G (CIK 0001005784): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 793,636; shared voting power 8,847,138; sole dispositive power 793,636; shared dispositive power 8,847,138; aggregate amount beneficially owned 9,640,774 (50.3% of the class)
- HOWARD JACK L (CIK 0001144269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 6,027,252; shared voting power 114,794; sole dispositive power 6,027,252; shared dispositive power 114,794; aggregate amount beneficially owned 6,142,046 (32.1% of the class)
- EMH Howard LLC (CIK 0001443099): type of reporting person: other (OO); citizenship or place of organization: Utah (UT); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 114,794; sole dispositive power 0; shared dispositive power 114,794; aggregate amount beneficially owned 114,794 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units, no par value
Name of issuer: STEEL PARTNERS HOLDINGS L.P.
Address of issuer's principal executive offices: 590 MADISON AVENUE, 32ND FLOOR, NEW YORK, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by WGL Capital LLC, a Colorado limited liability company ("WGL"), Steel Partners, Ltd., a Delaware corporation ("SPL"), SPH SPV-I LLC, a Delaware limited liability company ("SPH SPV"), Warren G. Lichtenstein, Jack L. Howard and EMH Howard, LLC, a Utah limited liability company ("EMH"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

SPL is the sole member of WGL. Warren G. Lichtenstein is the Manager of WGL, the Chief Executive Officer and Chairman of the Board of Directors of SPL and the Managing Member of SPH SPV. By virtue of these relationships, SPL may be deemed to beneficially own the Common Units owned directly by WGL and Mr. Lichtenstein may be deemed to beneficially own the Common Units owned directly by WGL, SPL and SPH SPV. Jack L. Howard is the Managing Member of EMH. By virtue of this relationship, Mr. Howard may be deemed to beneficially own the Common Units owned directly by EMH. Messrs. Lichtenstein and Howard are the sole executive officers and directors of SPL. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

Each of WGL and SPL is a holding company whose principal business is investing in securities. SPH SPV is a holding company whose principal business is holding securities. The principal occupation of Warren G. Lichtenstein is serving as the Executive Chairman of Steel Partners Holdings GP Inc., the general partner of the Issuer ("Steel Holdings GP"). The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP. EMH is a family-owned holding company whose principal business is investing in securities.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Each of Messrs. Lichtenstein and Howard is a citizen of the United States of America. WGL is a Colorado limited liability company. SPL is a Delaware corporation. SPH SPV is a Delaware limited liability company. EMH is a Utah limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The 6,764,428 Common Units owned directly by SPL and WGL were acquired as follows: (i) 386,658 Common Units were acquired by SPL with its working capital in open market and private transactions for an aggregate purchase price of approximately $3,180,514, (ii) 14,850 Common Units were acquired by SPL in connection with a settlement agreement with a former investor in an affiliated entity for an aggregate purchase price of approximately $111,375, and (iii) 6,362,920 Common Units were acquired pursuant to the arrangements discussed in Item 4.

The 2,082,710 Common Units owned directly by SPH SPV were acquired pursuant to the arrangements discussed in Item 4.

The 793,636 Common Units owned directly by Warren G. Lichtenstein were initially acquired by Mr. Lichtenstein or his affiliates in connection with various previously-disclosed transactions relating to the restructuring of certain predecessors of the Issuer and pursuant to the arrangements involving SPH SPV discussed in Item 4.

Of the 6,142,046 Common Units beneficially owned directly, and indirectly through EMH and trusts, by Jack L. Howard, 3,146,685 Common Units were initially acquired by Mr. Howard or his affiliates in connection with various previously-disclosed transactions relating to the restructuring of certain predecessors of the Issuer, 706,991 Common Units were acquired by Mr. Howard in a private transaction in exchange for equity in a private corporation, 501,534 Common Units were acquired by Mr. Howard pursuant to the arrangements involving SPH SPV discussed in Item 4, 99,553 Common Units were acquired by Mr. Howard and EMH directly from the Issuer pursuant to purchase agreements whereby the Issuer issued the Common Units in exchange for common stock and preferred stock of WebFinancial Holding Corporation, 40,000 Common Units were acquired by Mr. Howard with personal funds in open market transactions for an aggregate purchase price of approximately $364,829, 40,100 Common Units were acquired by trusts of which Mr. Howard is a trustee with trust funds in open market transactions for an aggregate purchase price of approximately $947,873 and 1,587,182 Common Units were gifted to such trusts, 20,000 Common Units were acquired by EMH with its working capital in open market transactions for an aggregate purchase price of approximately $182,836 and one Common Unit was gifted to Mr. Howard and held in his sub-account with SPH SPV.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated to read as follows:

On April 11, 2012, as a result of the termination of that certain Investor Services Agreement by and between the Issuer and WGL, and pursuant to the terms of the Second Amended and Restated Deferred Fee Agreement by and between the Issuer and WGL (the "Deferred Fee Agreement"), 6,403,002 Class B Units were issued to WGL by the Issuer, subject to adjustment as of March 31, 2012. On May 11, 2012, an additional 536,645 Class B Units were issued to WGL by the Issuer reflecting an adjustment based on the deferred fee liability as of March 31, 2012. On May 1, 2014, the capital account allocable to a Class B Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class B Units converted automatically into regular Common Units. Subsequent to the May 1, 2014 conversion, 706,991 Common Units were sold in a private transaction on November 4, 2015.

On January 7, 2015, pursuant to the terms of the Deferred Fee Agreement, 130,264 Class B Units were issued to WGL by the Issuer. On May 16, 2016, the capital account allocable to a Class B Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class B Units converted automatically into regular Common Units.

On May 1, 2014, SPH SPV was issued 1,542,073 Class C Units with respect to the Incentive Units received pursuant to that certain Fifth Amended and Restated Management Agreement effective as of May 11, 2012 (the "Management Agreement"), by and among the Issuer, SPH Group LLC, a subsidiary of the Issuer, and SP General Services, LLC, the manager of the Issuer ("SP General Services"). The right to receive such Class C Units was previously assigned to SPH SPV by SP General Services. On May 1, 2014, the capital account allocable to a Class C Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class C Units converted automatically into regular Common Units. Subsequent to the May 1, 2014 conversion, 340,926 Common Units were withdrawn from SPH SPV.

On January 7, 2015, the Issuer and SPH SPV entered into that certain Incentive Unit Agreement (the "Incentive Unit Agreement"), effective as of May 11, 2012, to restate the provisions related to the Incentive Units from the Management Agreement without substantive change.

On February 13, 2018, SPH SPV was issued 461,442 Class C Units with respect to the Incentive Units received pursuant to the Incentive Unit Agreement. The right to receive such Class C Units was previously assigned to SPH SPV by SP General Services. In June 2018, the capital account allocable to a Class C Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class C Units converted automatically into regular Common Units. Subsequent to the June 2018 conversion, 1,121,883 Common Units were withdrawn from SPH SPV.

On April 13, 2022, SPH SPV was issued 1,702,059 Class C Units with respect to the Incentive Units received pursuant to the Incentive Unit Agreement. Mr. Lichtenstein and the Issuer previously made their respective filings to the Premerger Notification Office of the Federal Trade Commission and the Antitrust Division of the Department of Justice as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to acquire the Class C Units. The statutory waiting period required by Section 7A(b)(1) of the Clayton Act, 15 U.S.C. Section 18a(b)(1), expired on April 6, 2022. The Issuer then issued the Class C Units following the receipt of approval of a supplemental listing application to the New York Stock Exchange. The Class C Units converted into regular Common Units and on September 19, 2022, 383,239 of such Common Units were distributed to Jack L. Howard who is a member of SPH SPV.

On March 21, 2023, SPH SPV was issued 200,253 Class C Units with respect to the Incentive Units received pursuant to the Incentive Unit Agreement following the receipt of approval of a supplemental listing application to the New York Stock Exchange. The Class C Units converted into regular Common Units and on March 28, 2023, 53,392 of such Common Units were withdrawn from SPH SPV, including 26,692 Common Units that were distributed to Jack L. Howard who is a member of SPH SPV.

On March 7, 2025, SPH SPV was issued 76,323 Common Units, representing an equal number of Class C Units with respect to the Incentive Units received pursuant to the Incentive Unit Agreement, that simultaneously converted into Common Units upon issuance. Such Common Units were issued following receipt of approval of a supplemental listing application to the New York Stock Exchange.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Units at prices that would make the purchase or sale of Common Units desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Common Units on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable to the extent permitted by the limited partnership agreement of the Issuer or applicable law.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein or in Mr. Lichtenstein's or Mr. Howard's capacities as executive officers and directors of the general partner of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Common Units reported owned by each person named herein is based upon 19,151,146 Common Units outstanding as of March 7, 2025 based on information provided by the Issuer.

As of the close of business on the date hereof, WGL owned directly 1,485,000 Common Units, constituting approximately 7.8% of the Common Units outstanding. By virtue of their relationship with WGL discussed in further detail in Item 2, each of SPL and Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by WGL.

As of the close of business on the date hereof, SPL owned directly 5,279,428 Common Units, constituting approximately 27.6% of the Common Units outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by SPL.

As of the close of business on the date hereof, SPH SPV owned directly 2,082,710 Common Units, constituting approximately 10.9% of the Common Units outstanding. By virtue of his relationship with SPH SPV discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by SPH SPV.

As of the close of business on the date hereof, Warren G. Lichtenstein owned directly 793,636 Common Units, constituting approximately 4.1% of the Common Units outstanding, which, together with the Common Units owned directly by WGL, SPL and SPH SPV that Mr. Lichtenstein may also be deemed to beneficially own, constitute approximately 50.3% of the Common Units outstanding.

As of the close of business on the date hereof, EMH owned directly 114,794 Common Units, constituting less than 1% of the Common Units outstanding. By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Common Units owned directly by EMH.

As of the close of business on the date hereof, Jack L. Howard beneficially owned: (i) directly 2,071,121 Common Units, constituting approximately 10.8% of the Common Units outstanding, and (ii) indirectly, through trusts of which Mr. Howard is trustee, 3,956,130 Common Units, constituting approximately 20.7% of the Common Units outstanding, which, together with the Common Units owned directly by EMH that Mr. Howard may also be deemed to beneficially own, constitute approximately 32.1% of the Common Units outstanding. Mr. Howard's direct ownership of securities of the Issuer reported herein includes securities held by an entity that is 100% owned by him.

The Common Units reported as beneficially owned by the Reporting Persons in this statement exclude 23,312.5 Common Units owned directly by certain adult family members of Warren G. Lichtenstein and Jack L. Howard. Messrs. Lichtenstein and Howard do not have voting or dispositive power over such Common Units and specifically disclaim beneficial ownership of such Common Units.

Absent banking regulatory approval, voting rights are forfeited with respect to all Common Units in excess of 9.9%, and such Common Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes.

Mr. Lichtenstein holds directly 416,948 6.0% Series A Preferred Units of the Issuer (the "Preferred Units"), Mr. Howard holds directly 114,516 Preferred Units and EMH holds directly 87,649 Preferred Units. The Preferred Units currently do not have voting rights and may only be converted to Common Units in the Issuer's discretion. Accordingly, Mr. Lichtenstein, Mr. Howard and EMH are not deemed to beneficially own the Common Units underlying their Preferred Units.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of WGL, SPL and Warren G. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by WGL. Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by SPL. Each of SPH SPV and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by SPH SPV. Mr. Lichtenstein has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by him.

Each of EMH and Jack L. Howard may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by EMH. Mr. Howard has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by him. As trustee of the trusts, Mr. Howard has the sole power to vote and dispose of the Common Units reported in this Schedule 13D beneficially owned indirectly by him through the trusts.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Common Units he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Units reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On March 7, 2025, SPH SPV was issued 76,323 Common Units as described in further detail in Item 4. There were no other transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

## Signatures
- WGL Capital LLC: /s/ Maria Reda, Maria Reda, Attorney-in-Fact for Warren G. Lichtenstein (03/11/2025)
- Steel Partners, Ltd.: /s/ Maria Reda, Maria Reda, Attorney-in-Fact for Warren G. Lichtenstein (03/11/2025)
- SPH SPV-I LLC: /s/ Maria Reda, Maria Reda, Attorney-in-Fact for Warren G. Lichtenstein (03/11/2025)
- LICHTENSTEIN WARREN G: /s/ Maria Reda, Maria Reda, Attorney-in-Fact for Warren G. Lichtenstein (03/11/2025)
- HOWARD JACK L: /s/ Maria Reda, Maria Reda, Attorney-in-Fact for Jack L. Howard (03/11/2025)
- EMH Howard LLC: /s/ Maria Reda, Maria Reda, Attorney-in-Fact for Jack L. Howard (03/11/2025)